UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43060

Mayfair Gold Corp.
(Translation of registrant’s name into English)

489 McDougall Street
Matheson, Ontario P0K 1N0, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F          ☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, and 99.5 to this Report on Form 6-K are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Mayfair Gold Corp. (File No. 333-295084).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Unaudited Condensed Interim Financial Statements for the three and six months ended June 30, 2026, and 2025.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2026

99.3	CEO Certification

99.4	CFO Certification

99.5	Consent of Drew Anwyll, P.Eng

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2026

Mayfair Gold Corp.

By:	/s/ Kevin Annett
Name:	Kevin Annett
Title:	Chief Financial Officer